================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MARCH 2003




                        THE DESCARTES SYSTEMS GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   [_]                      Form  40-F   [X]



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes   [_]                              No   [X]



     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

================================================================================

     The attached PRESS RELEASE regarding the results for the fourth quarter and fiscal year ended January 31, 2003 was issued by the Company on March 12, 2003, and is filed herewithin as Exhibit I.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      THE DESCARTES SYSTEMS GROUP INC.
                                               (Registrant)



Date: March 14, 2003                   By:    /s/ Colley Clarke
                                              ------------------------
                                       Name:  Colley Clarke
                                       Title: Executive Vice President, Finance
                                              and Chief Financial Officer

                                    EXHIBITS





Exhibit No.        Description
-----------        -----------

     I             Press release dated March 12, 2003.